MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09056861

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J K Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 W. Orangewood Ave. 209
(No. and Street)

Orange, CA 92868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe J. Zheng (714)704-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melody Yu & Co., CPA
(Name – *if individual, state last, first, middle name*)

17800 Castleton St. Ste. 210, City of Industry, CA 91748
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 12 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/31/09

OATH OR AFFIRMATION

I, Joe J. Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J K Financial Services, Inc., as of 3/2/2009, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On 11th Mar. 09 (Date) before me, Brenda Chiu / Notary Public (Here Insert Name and Title of the Officer)

personally appeared Joe Jiankang Zheng (Name(s) of Signer(s))

______________________________,

BRENDA CHIU
Commission # 1800432
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012
NNA1

BRENDA CHIU
Commission # 1800432
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012
NNA1

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ____________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________

Signer Is Representing: ____________

RIGHT THUMBPRINT OF SIGNER
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NNA1
Notary Public - California
Los Angeles County
My Comm. Expires Jul 2, 2012

J K FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210 TEL: (626) 913-2278
CITY OF INDUSTRY, CA 91748 FAX: (626) 913-2860

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying balance sheet of **J K FINANCIAL SERVICES, INC.,** as of December 31, 2008, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **J K FINANCIAL SERVICES, INC.,** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Melody Yu & Co. CPA

MELODY YU & CO., CPA

City of Industry, California
March 5, 2009

J K FINANCIAL SERVICES, INC.

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Cash	$73,051
Accounts receivable	425
Property and equipment, at cost, less accumulated depreciation of $26,992	9,066
Long-term investments	53,450
Start-up expenditures, at cost, less accumulated amortization of $15,368	0
	$135,992

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$17,081
	17,081
Commitments and contingent liabilities	0
Stockholder's equity:	
Common stock, no par value, authorized 200,000 shares, outstanding 115,000 shares	115,000
Retained earnings	3,911
Total stockholder's equity	118,911
	$135,992

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Revenue	
Commissions	$151,891
Interest	1,123
	153,014
Expenses	
Commission	85,685
Communication and data processing	7,297
Occupancy	10,543
Operating expenses	41,722
	145,247
Operating income	7,767
Unrecognized loss on long-term investments	13,040
Loss before income taxes	(5,273)
Provision for income taxes	800
NET INCOME (LOSS)	($6,073)

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock No Par Value; 200,000 Shares Authorized			
	Number of Shares Issued	Amount	Retained Earnings	Total
Balance Beginning of year	115,000	$115,000	$9,984	$124,984
Net income			(6,073)	(6,073)
Distribution of S corp's earnings				
Balance End of year	115,000	$115,000	$3,911	$118,911

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net Income	($6,073)
(Increase) Decrease in:	
Accounts receivable	($425)
Increase (Decrease) in:	
Accounts payable	17,081
Total adjustments	16,656
Net cash provided by operating activities	10,583
Cash flows from investing activities	
Acquisition of property and equipment	(421)
Increase in long-term investments	(3,960)
Net cash used in investing activities	(4,381)
Net increase (decrease) in cash	6,202
Cash at beginning of year	66,849
Cash at end of year	$73,051

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company is a California Corporation that incorporated on October 20, 1999.

2. – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in the business as a securities broker-dealer and insurance agency, which comprises several classes of services, including equities transactions, life and health insurance transactions.

Calendar Year
The Company adopted a calendar year that ends on December 31, effective for the year ending in 2000.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Long-term Investments
Long-term investments are stated at cost, adjusted for amortization of premium and accretion of discounts. The Company intends to hold more than a year.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $0.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Commissions
Commission and related clearing expenses are recorded on trade-date basis as securities transactions occur.

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. – PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	Cost	Lives
Machinery and equipment	$26,202	3-7 years
Office furniture and fixtures	9,856	7-10 years
	36,058	
Less accumulated depreciation	(26,992)	
Net	$ 9,066	

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

4. – LONG-TERM INVESTMENTS

The Company purchased 1,000 shares of common stock of NASDQ phase II Private Placement at $13.00 per share, 200 shares of common stock of NASDQ phase II private placement at $14.00 per share, 200 shares of warrants at $14.00 per share and 1,400 shares of warrants at $16.57 per share as investment. Such investment will be held more than a year.

5. – COMMITMENTS

The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $895 per month and expire on June 30, 2010.

The lease has been accounted for an operating lease. Minimum future annual rental commitments for these leases are as follows:

Year Ending	Amount
December 31, 2009	10,740
June 30, 2010	5,370

Rent expense for the year ended December 31, 2008 was $10,543.

6. – INCOME TAXES

Effective October 1, 2000, the Company elected to be taxed as an S-Corporation under the provision of the Internal Revenue Code (and comparable California Statutes) and to have its net taxable income or loss (except for certain capital gain transaction) reported by its stockholders.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

8. – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ration would exceed 8 to 1. At December 31, 2008, the Company has net capital of $95,402 which was $90,402 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.052 to 1.

9. – SUPPLEMENTAL CASH FLOWS INFORMATION

Income tax payments for the year ended December 31, 2008 amount to $800.

10. – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, PURSUANT TO RULE 15c3-3

The Company is exempt from the Computation of Reserve Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold customer funds or securities.

11. – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from the Possession or Control Requirements pursuant to the (k)(2)(ii) exemptive provision under SEC Rule 15c3-3 as the Company does not hold funds or securities.

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210
CITY OF INDUSTRY, CA 91748

TEL: (626) 913-2278
FAX: (626) 913-2860

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying financial statements of **J K FINANCIAL SERVICES, INC.,** as of December 31, 2008, and for the year then ended, and have issued my report thereon dated March 5, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11-15 is presented for the purposes of additional analysis and is not required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Melody Yu & Co., CPA

MELODY YU & CO., CPA

City of Industry, California
March 5, 2009

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net Capital	
The stockholder's equity	$118,911
Deduction and/or charges:	
Net property and equipment	(9,066)
	(9,066)
Net capital before haircuts on securities position	$109,845
Haircuts on securities (computed where applicable pursuant to 15 c 3-1 (F):	
Other securities	(14,443)
	(14,443)
Net Capital	$95,402
Computation of basis net capital requirement	
Minimum net capital required	$5,000
Ratio: Aggregate indebtedness to net capital	0.052 to 1
Reconciliation with the company's computation	
Net capital as reported in company's unaudited FOCUS report	$95,402
Net capital per above	$95,402

See independent auditor's letter on supplemental information

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIRES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 0.00
Monies borrowed collateralized by securities carried for the accounts of customers	0.00
Monies payable against customers' securities loaned	0.00
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	0.00
Credit balances in firm accounts that are attributable to principal sales to customers	0.00
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	0.00
Market value of short security count differences over thirty calendar days old	0.00
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	0.00
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	0.00
Total credit items	$0.00

See independent auditor's letter on supplemental information.

MELODY YU & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

17800 CASTLETON STREET, #210
CITY OF INDUSTRY, CA 91748

TEL: (626) 913-2278
FAX: (626) 913-2860

To the Board of Directors of
J K FINANCIAL SERVICES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **J K FINANCIAL SERVICES, INC.** (the Company), for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Melody Yu & Co., CPA

City of Industry, California
March 5, 2009

J K FINANCIAL SERVICES, INC.

STATEMENT OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2008

Operating expenses	
Automobile	$12,773
Bank charges	125
Interest	71
Insurance	3,967
License and permits	6,719
Office expense	5,789
Postage	3,355
Professional fee	2,700
Recruiting	1,200
Supplies expense	3,129
Travel	1,894
	$41,722

See independent auditor's letter on supplemental information